[UBS AG Letterhead]

October 29, 2018

VIA EDGAR

Ms. Era Anagnosti,

Legal Branch Chief, Office of Financial Services,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:    UBS AG and UBS Switzerland AG (the “Registrants”)

Registration Statement on Form F-3 (File No. 333-225551)

Dear Ms. Anagnosti:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that it is declared effective at 4:20 p.m. (EST), on October 31, 2018, or as soon as practicable thereafter.

Please contact Catherine M. Clarkin of Sullivan & Cromwell LLP, U.S. counsel to the Registrants, at (212) 558-4175 or by email (clarkinc@sullcrom.com), and Steven J. Borenstein at (212) 558-3055 or by email (borensteins@sullcrom.com), as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Yours truly,

UBS AG
UBS SWITZERLAND AG

/s/ David Kelly
Name: David Kelly
Title: Managing Director

cc: Catherine M. Clarkin

     Steven J. Borenstein

     (Sullivan & Cromwell LLP)